Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1                                     Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”)
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Item 2                                     Date of Material Change

May 21, 2010

Item 3                                     Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on May 21, 2010.

Item 4                                     Summary of Material Change

On May 21, 2010, Hydrogenics entered into separate settlement agreements (each a “Settlement Agreement”) with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding the litigation and dispute previously announced in a press release dated February 25, 2010.

Under the terms of each Settlement Agreement, Hydrogenics will issue 100,000 common shares (the “Shares”) to each of Alpha and Iroquois on a private placement basis in the United States to settle the claims by Alpha and Iroquois. The total issuance of 200,000 Shares represents approximately 4.76% of the Company’s equity in aggregate (the “Settlement”).

The Settlement Agreements contain no admission of wrongdoing by the Company, its officers or directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the Settlement and concluded the Settlement to be in the best interests of the Company.

Under the terms of each Settlement Agreement, subject to the timely receipt by the Company of certain information from each of Alpha and Iroquois, the Company will prepare, and as soon as practicable and in no event later than 14 days of the date of the Settlement Agreements, file with the Securities Exchange Commission (the “SEC”) a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois (the “Registration Statement”). The Company will use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than 60 days (or if the SEC elects to review the registration statement, 90 days) after the date of the Settlement Agreements. The Company will pay all fees and expenses incurred by the Company in connection with the Registration Statement.  Alpha and Iroquois will pay all fees and expenses incurred by them including any selling commissions and transfer taxes applicable to the sale of the Shares covered by the Registration Statement and fees and disbursements of their counsel.

Item 5                                      Full Description of Material Change

On May 21, 2010, Hydrogenics entered into Settlement Agreements with each of Alpha and Iroquois regarding the litigation and dispute previously announced in a press release dated February 25, 2010.

Hydrogenics issued common shares and warrants to Alpha and Iroquois in a registered direct offering (the “Offering”) completed on January 14, 2010. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between Hydrogenics, Alpha and Iroquois. Under the terms of the Offering, Alpha and Iroquois each paid US$2,500,000 for 250,000 common shares, 119,678 series A warrants and 130,323 series B warrants of the Company.

Alpha filed suit against the Company, Daryl Wilson, President and Chief Executive Officer of Hydrogenics and Lawrence Davis, Chief Financial Officer of Hydrogenics in the Supreme Court of the State of New York (County of New York) on February 23, 2010 regarding the consolidation of the Company’s common shares completed on March 12, 2010 (the “Share Consolidation”). Alpha alleged that the Share Consolidation triggered a put right pursuant to the terms of the warrants (the “Put Right”) and gave rise to breach of contract, negligent misrepresentation and fraud claims. Hydrogenics also received correspondence from Iroquois purporting to exercise the Put Right and making similar allegations, but no suit had been filed by Iroquois.

Under the terms of each Settlement Agreement, Hydrogenics will issue the Shares to each of Alpha and Iroquois on a private placement basis in the United States to settle the claims by Alpha and Iroquois. As a result of the Settlement, there will be 200,000 additional common shares outstanding representing approximately 4.76% of its equity in aggregate.

The Settlement Agreements contain no admission of wrongdoing by the Company, its officers or directors. Under the terms of the Settlement Agreement, each of Alpha and Iroquois fully and unconditionally released Hydrogenics from all claims which Alpha and Iroquois may have held against Hydrogenics related to, based upon, arising out of, or in connection with the Share Consolidation. Hydrogenics fully and unconditionally released each of Alpha and Iroquois from all claims which Hydrogenics may have held against Alpha and Iroquois in any way related to, based upon, arising out of, or in connection with the Share Consolidation.  Following the receipt of the advice of counsel, the Board of Directors unanimously approved the Settlement and concluded the Settlement to be in the best interests of the Company.

Under the terms of each Settlement Agreement, subject to the timely receipt by the Company of certain information from each of Alpha and Iroquois, the Company will prepare, and as soon as practicable and in no event later than 14 days of the date of the Settlement Agreements, file with the SEC the Registration Statement. The Company will use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than 60 days (or if the SEC elects to review the registration statement, 90 days) after the date of the Settlement Agreements. The Company will pay all fees and expenses incurred by the Company in connection with the Registration Statement.  Alpha and Iroquois will pay all fees and expenses incurred by them including any selling commissions and transfer taxes applicable to the sale of the Shares covered by the Registration Statement and fees and disbursements of their counsel.  The Company will indemnify Iroquois against liabilities, including some liabilities under the Securities Act of 1933 in accordance with the Settlement Agreement with Iroquois or Iroquois will be entitled to contribution.  The Company may be indemnified by Iroquois against civil liabilities, including liabilities under the Securities Act of 1933 that may arise from any written information furnished to the Company by Iroquois in accordance with the Settlement Agreement with Iroquois or the Company may be entitled to contribution.

The Shares are being issued pursuant to an exemption from registration or qualification under U.S. securities laws and are not qualified for sale under the securities laws of any of the provinces or territories of Canada.

Reference is made to the Settlement Agreements for a complete description of the terms and conditions of the Settlement, copies of which have been filed on SEDAR and EDGAR and are available at www.sedar.com under Hydrogenics’ profile.

Item 6                                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                     Omitted Information

Not applicable.

Item 8                                     Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Telephone:	(905) 361-3633
Fax:	(905) 361-3626

Item 9                                     Date of Report

May 25, 2010